JOURNEY
RESOURCES CORP.

TSX-V: JNY

BOX 12129
808 NELSON STREET
VANCOUVER, BC V6Z 2H2

t) 604.633.2442
f) 604.633.2462
e) info@journeyresourcescorp.com

July 3, 2007

VIA EDGAR AND COURIER

Securities & Exchange Commission
Mail Stop 7010
100 F Street, North East
Washington, DC 20549

Attention: ***Donna Levy, Attorney, Division of Corporate Finance***

Re: Journey Resources Corp. (the "Company") - Form 20-F Filing
File No. 0-52568, CIK No. 0001396368

In connection with the above noted matter and further to your second letter dated June 14, 2007, we enclose a revised redline and clean version of the Form 20-F and respond as follows:

Risk Factors

"We require further permits in order to conduct our current and anticipated future operations…." page 15

1. We have removed the mitigating language from this risk factor regarding the status of permits and identified future drilling permits that may be required for the Vianey Mine Silver Project. This disclosure has been added throughout the document where appropriate for each property.

"Because we conduct our Mexican mineral exploration activities through a foreign subsidiary…." page 18

2. This risk factor has been removed as per your instructions.

Business Overview

Our Business Strategy and Principal Activities

Musgrove Creek Gold Project, page 28

3. We have updated the status of the commencement of work on the Musgrove Creek Gold Project as instructed.

Liquidity and Capital Resources

Working Capital, page 66

4. We have stated that we anticipate requiring additional working capital in September 2007 in order to continue operations.

Requirements of Additional Equity Financing, page 68

5. The amount of stock options and share purchase warrants has been updated to April 30, 2007.

Directors, Senior Management and Employees

Board Practices, page 74

6. We did previously add the Audit Committee Charter as an Exhibit to the Form 20-F as it states under Item 6.C "Board Practices - Committees of the Board of Directors" and submitted four (4) copies of same. Please find enclosed an additional four (4) copies of our Audit Committee Charter and refer to Exhibit Section 1 on page 104.

Compensation

Stock Options

Aggregate Option Exercises During Our Fiscal Year Ended November 30, 2006 and Fiscal Year-End Options/SAR Values Table, page 73

7. We have inserted a footnote to this table stating that Mr. Bal subsequently exercised 150,000 options on February 27, 2007.

Major Shareholders and Related Party Transactions

Related Party Transactions, page 78

8. We have added disclosure to paragraphs (d) and (e) regarding whether such transactions are expected to continue and whether they were made on terms that would be obtainable from unrelated third parties.

9. We have included a summary of the terms of the management services described in paragraphs (d) and (e) as exhibits to the Form 20-F.

Exhibits, page 104

10. We have revised our exhibit index to include consents that we filed with our original registration statement. Please also find attached as an exhibit, an up to date consent from our auditors as requested.

Closing Comments

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 20-F filing and that staff comments and changes to disclosure do not foreclose the Commission from taking any action with respect to the filing. Accordingly, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order. If you require anything further or have any additional concerns, please do not hesitate to contact the undersigned at your earliest possible convenience. Thank you very much.

Sincerely,

JOURNEY RESOURCES CORP.



Michelle Larmer
Paralegal

For: Jack Bal, President and CEO